SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 13G
____________________

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

xG Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

98372A507
(CUSIP Number)

December 31, 2016
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

_________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Iroquois Capital Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 174,856 shares of Common Stock 462,632 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 174,856 shares of Common Stock 462,632 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,856 shares of Common Stock 462,632 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON OO

* As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

1	NAMES OF REPORTING PERSONS Richard Abbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 74,938 shares of Common Stock 155,665 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	6	SHARED VOTING POWER 174,856 shares of Common Stock 462,632 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	7	SOLE DISPOSITIVE POWER 74,938 shares of Common Stock 155,665 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
	8	SHARED DISPOSITIVE POWER 174,856 shares of Common Stock 462,632 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,794 shares of Common Stock 618,297 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN; HC

* As more fully described in Item 4, each of the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on May 20, 2016 (the “Original Schedule 13G”) with respect to the Common Stock, $0.001 par value (the “Common Stock”) of xG Technology, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates each of Item 4 and Item 5 in their entirety as set forth below.  As of August 1, 2016, Mr. Josh Silverman no longer beneficially owned any shares of Common Stock held by Iroquois Master Fund Ltd. and is no longer a Reporting Person.

Item 4.      Ownership.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 7,472,738 shares of Common Stock issued and outstanding as of December 20, 2016, as reported in the Company’s Prospectus filed with the Securities and Exchange Commission on December 22, 2016 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, and does not include the exercise of the reported warrants (the "Reported Warrants"), which are subject to the Blocker (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the Blocker"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to exercise all of the Reported Warrants due to the 4.99% Blocker.

As of the date of the event which requires filing of this statement, (i) Iroquois Master Fund Ltd. (the “Fund”) held 174,856 shares of Common Stock and Reported Warrants to purchase 462,632 shares of Common Stock subject to the Blocker, and (ii) Iroquois Capital Investment Group LLC (“ICIG”) held 74,938 shares of Common Stock and Reported Warrants to purchase 155,665 shares of Common Stock subject to the Blocker.

The Reporting Individual has the sole authority and responsibility for the investments made on behalf of ICIG and shares authority and responsibility for the investments made on behalf of the Fund with Kimberly Page. As such, the Reporting Individual may be deemed to be the beneficial owner of all shares of Common Stock held by the Fund and ICIG.  Iroquois is the investment manager for Fund and Mr. Abbe is President of Iroquois. The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. Each of the Fund and the Reporting Individual hereby disclaims any beneficial ownership of any such shares of Common Stock.

Item 5.      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 10.   Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C. By: /s/ Richard Abbe Richard Abbe, Authorized Signatory /s/ Richard Abbe Richard Abbe